UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 8)

ONYX PHARMACEUTICALS, INC.

(Name of Subject Company)

ARENA ACQUISITION COMPANY

(Offeror)

AMGEN INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

683399109

(CUSIP Number of Class of Securities)

David J. Scott, Esq.

Senior Vice President, General Counsel and Secretary

One Amgen Center Drive

Thousand Oaks, California 91320-1799

(805) 447-1000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Francis J. Aquila, Esq.

Matthew G. Hurd, Esq.

Sarah P. Payne, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004-2498

(212) 558-4000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$10,706,491,500	$1,460,365

*	Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by Onyx Pharmaceuticals, Inc. (“Onyx”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by multiplying (a) $125.00, the tender offer price, by (b) the sum of (i) 73,430,031, the number of issued and outstanding shares of Onyx common stock, (ii) 5,515,461, the number of shares of Onyx common stock subject to issuance pursuant to options to purchase shares of Onyx common stock, (iii) 757,680, the number of shares of Onyx common stock subject to issuance pursuant to Onyx restricted stock units, performance stock units and all other rights of any kind, contingent or accrued, to receive Shares or benefits measured by the value of a number of Shares and awards of any kind consisting of Shares granted and outstanding under Onyx’s 2005 Equity Incentive Plan, as amended, 1996 Equity Incentive Plan and 1996 Non-Employee Director Stock Option Plan, (iv) 11,383, the number of shares of Onyx common stock reserved for the issuance of purchase rights pursuant to the Onyx’s 1996 Employee Stock Purchase Plan, as amended, and (v) 5,937,377, the number of shares of Onyx common stock issuable upon conversion of the Company’s 4.00% Convertible Senior Notes due 2016 (including the effect of any make-whole provision and assuming conversions are settled in full in shares of Onyx common stock), assuming the effectiveness thereof occurred on the Expiration Date, regardless of the conversion or exercise price or other terms and conditions thereof. The foregoing share figures have been provided by the issuer to the offerors and are as of August 23, 2013, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction value by 0.00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,460,365	Filing Party:	Amgen Inc. and Arena Acquisition Company
Form of Registration No.: Schedule TO.	Date Filed:	September 3, 2013.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 8 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Amgen Inc., a Delaware corporation (“Amgen”), and Arena Acquisition Company (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Amgen, with the Securities and Exchange Commission on September 3, 2013 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Purchaser to purchase all of the shares of common stock, par value $0.001 per share (the “Shares”), of Onyx Pharmaceuticals, Inc., a Delaware corporation (“Onyx”), that are issued and outstanding at a price of $125.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 3, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO.

This Amendment is being filed to amend and supplement Item 11 as reflected below.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 17 — “Certain Legal Matters; Regulatory Approvals — Litigation” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Between August 28, 2013 and September 16, 2013, nine plaintiffs filed purported class action lawsuits against Onyx, its directors, Amgen and Purchaser, and unnamed “John Doe” defendants in connection with the proposed Merger. Seven of those purported class actions were brought in the Superior Court of the State of California for the County of San Mateo, captioned Lawrence I. Silverstein and Phil Rosen v. Onyx Pharmaceuticals, Inc., et al. (August 28, 2013) (“Silverstein”), Laura Robinson v. Onyx Pharmaceuticals, Inc., et al. (originally filed in the Superior Court for the County of San Francisco on August 28, 2013, and re-filed in the Superior Court for the County of San Mateo on August 29, 2013) (“Robinson”), John Solak v. Onyx Pharmaceuticals, Inc., et al. (August 30, 2013), Louisiana Municipal Police Employees’ Retirement System and Hubert Chow v. Onyx Pharmaceuticals, Inc., et al. (September 3, 2013) (“Louisiana Municipal”), Laurine Jonopulos v. Onyx Pharmaceuticals, Inc., et al. (September 4, 2013) (“Jonopulos”), Clifford G. Martin v. Onyx Pharmaceuticals, Inc., et al. (September 9, 2013) and Merrill L. Magowan v. Onyx Pharmaceuticals, Inc. et al. (September 9, 2013). The eighth and ninth purported class actions were brought in the Court of Chancery of the State of Delaware, captioned Mark D. Smilow, IRA v. Onyx Pharmaceuticals Inc., et al. (August 29, 2013) and William L. Fitzpatric v. Onyx Pharmaceuticals, Inc., et al. (September 16, 2013). On September 5, 2013, the plaintiff in the John Solak case filed a request for dismissal of the case without prejudice. On September 10, 2013, the plaintiff in the Mark D. Smilow, IRA case filed a notice and proposed order of voluntary dismissal of the case without prejudice. On September 10, 2013, plaintiffs in the Silverstein and Louisiana Municipal cases filed an amended complaint alleging substantially the same claims and seeking substantially the same relief as in their individual purported class action lawsuits. Each of the lawsuits alleges that the Onyx director defendants breached their fiduciary duties to Onyx shareholders, and that the other defendants aided and abetted such breaches, by seeking to sell Onyx through an allegedly unfair process and for an unfair price and on unfair terms. The Merrill L. Magowan and William L. Fitzpatric complaints and the amended complaint filed in the Silverstein and Louisiana Municipal cases also allege that the individual defendants breached their fiduciary duties with respect to the contents of the tender offer solicitation material. Each of the lawsuits seeks, among other things, equitable relief that would enjoin the consummation of the proposed Merger, rescission of the Merger Agreement (to the extent it has already been implemented), and attorneys’ fees and costs, and certain of the lawsuits seek other relief. On September 18, 2013, plaintiffs in the Silverstein and Louisiana Municipal cases filed a motion for limited expedited discovery. On September 20, 2013, the Silverstein, Robinson, Louisiana Municipal and Jonopulos cases were designated as “complex” and were assigned to the Honorable Marie S. Weiner. Also on September 20, 2013, Silverstein and Louisiana Municipal’s ex parte application to advance the hearing date on their motion for limited expedited discovery was deferred. The plaintiffs have informed defendants’ counsel that they plan to re-present their application to Judge Weiner on September 24, 2013.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2013

AMGEN INC.

By:	/s/ David J. Scott
	Name:	David J. Scott
	Title:	Senior Vice President, General Counsel and Secretary

ARENA ACQUISITION COMPANY

By:	/s/ David J. Scott
	Name:	David J. Scott
	Title:	Senior Vice President, General Counsel and Secretary